EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE
FOR IMMEDIATE RELEASE
AUGUST 1, 2003
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE AUGUST 2003 INCREASE TO THE
ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, AUGUST 1, 2003 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.40909 to 1.42571. Such increase will be effective on August 15, 2003.

The following are the details on the calculation of the Exchange Ratio:

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   Record Date of           Opening           ARC              10 day          Increase        Effective Date of       Exchange
 ARC Energy Trust          Exchange          Energy           Weighted           in             the Increase in        Ratio as
   Distribution              Ratio            Trust            Average         Exchange         Exchange Ratio             of
                                           Distribution   Trading Price of      Ratio **                              Effective
                                            per Unit        AET.UN (Prior                                                 Date
                                                          to the end of the
                                                                Month)


====================================================================================================================================
   July 31, 2003           1.40909          $0.15            $12.7184           .01662         August 15, 2003         1.42571

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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8. Computershare's telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9